Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Bon-Ton Stores, Inc.:
We consent to the use of our reports dated April 16, 2010 with respect to the consolidated balance sheets of The Bon-Ton Stores, Inc. and subsidiaries as of January 30, 2010 and January 31, 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended January 30, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 30, 2010, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
KPMG LLP
Harrisburg, Pennsylvania
June 16, 2010